

September 4, 2014

Via U.S. Mail
Conn Flanigan
Chief Executive Officer
American Housing REIT Inc.
1601 Blake Street, Suite 310
Denver, CO 80202

> **Re:** **American Housing REIT Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 23, 2014**
> **File No. 000-54727**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2013**
> **Filed May 15, 2014**
> **File No. 000-54727**

Dear Mr. Flanigan:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    Please tell us why you have not filed a form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, and tell us when you intend to do so.

Form 10-K for the year ended September 30, 2013

Management's Report on Internal Control over Financial Reporting, page 10

2.    Please tell us why you did not include management's report on internal control over financial reporting as of September 30, 2013 as required by Item 308 of Regulation S-K.

Item 15. Exhibits, page 14

3.      Please amend your filing to include Exhibits 31 and 32 as required by Item 601(b)(31) and 601(b)(32) of Regulation S-K.

Form 10-Q for the quarter ended December 31, 2013

Note 6 – Single Family Residence Acquisitions, page 11

4.      We note from your disclosure that you have purchased 25 single family residences as of December 31, 2013.  Please clarify how many of the residences were occupied at their acquisition date.  For any properties purchased subject to an existing lease, please tell us how you determined that the in-place lease was not significant and provide us with any relevant information about the leases including, but not limited to, the average remaining term.

5.      Please tell us how you determined you were not required to present audited financial statements for any properties which you acquired with leases in place that would be significant, individually or in the aggregate, in accordance with Rule 3-14 of Regulation S-X.

Exhibit 31.1

6.      Please revise your certification to conform to the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3429.


Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Senior Accountant
